82-34698

Press Release

Stockholm, January 26, 2007

Investor AB agrees to acquire Mölnlycke Health Care together with Morgan Stanley Principal Investments

Investor and Morgan Stanley Principal Investments ("MSPI") have signed an agreement to acquire Mölnlycke Health Care Group AB ("Mölnlycke") from Apax Partners for an enterprise value of EUR 2.85 bn. The majority of the acquisition will be financed by external debt.

The acquisition will be made through an acquisition company equally controlled by Investor and MSPI, with Mölnlycke's management as minority shareholders. Investor will include Mölnlycke in Operating Investments and it will be accounted for as an associated company according to the equity method.

Investor's share of the equity capital and shareholder loans will amount to EUR 620 m., corresponding to about 65 percent of the aggregated equity and shareholder loans invested by Investor and Morgan Stanley.

Mölnlycke, a global single-use medical products company headquartered in Gothenburg, Sweden, manufactures and sells wound care and surgical products primarily for the professional healthcare sector. In 2006 Mölnlycke had sales of around EUR 760 m. and EBITDA of about EUR 230 m.

"We are very enthusiastic about the acquisition and the opportunity to develop this leading healthcare company. Mölnlycke's market-leading positions across a range of wound care and surgical products represent a strong platform for continued international growth, both organically as well as via acquisitions," says Lennart Johansson, Head of Business Development at Investor AB.

Investor has a vast network and strong track record of building companies within the healthcare area, both within its venture capital arm Investor Growth Capital, within Operating Investments with Gambro as well as within its Core Investment AstraZeneca.

Morgan Stanley Principal Investments is a Morgan Stanley proprietary capital investment vehicle. Recent MSPI healthcare investments include Grifols and US Oncology.

"We are proud to participate in this investment together with Investor AB. Mölnlycke is a strong company with an excellent management team. It is well positioned operationally with a streamlined manufacturing and logistics base. The Company's future growth prospects look very sound," says James Wilmott, Managing Director of MSPI.

Mölnlycke CEO John Samuel says: *"This is a great outcome for all concerned. Apax has helped create a strong company poised for significant growth. Investor AB is a long-term partner committed to supporting our aspirations, and the management and employees are looking forward to an exciting future. We will continue the progress we have already made in creating a world-class medical products company".*

Investor and MSPI have received a binding credit commitment from the debt financing arranged by HSBC Bank plc, Morgan Stanley Bank International Limited and SEB Merchant Banking, which is non-recourse to Investor and MSPI.

The acquisition is subject to approval from the relevant competition authorities.

Press meeting
A press meeting will be held today in Stockholm, January 26, at 1:00 p.m. CET, at Investor AB headquarters on Arsenalsgatan 8C. A presentation will be made by CEO Börje Ekholm and Lennart Johansson, Head of Business Development.

Teleconference and Webcast
A teleconference will be held today, January 26, at 4:00 p.m. CET. To participate, call *+44 20 7162 0025, +1 334 323 6201 or +46 8 505 201 10.* You can also view and listen to the proceedings of the conference live on Investor's website www.investorab.com, or afterwards on-demand.

About Investor:
Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Our press releases can be accessed at www.investorab.com on the Internet.

About Morgan Stanley:
Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management, wealth management and credit services. The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 30 countries. For further information about Morgan Stanley, please visit www.morganstanley.com

For further information:

Investor AB
Oscar Stege Unger, Vice President, Investor Relations
+46 8 614 2059, +46 70 624 2059

Fredrik Lindgren, Vice President, Corporate Communications
+46 8 614 2031, Mobile: +46 73 524 2031

Morgan Stanley
Carlos Melville, Vice President, Corporate Communications
+44 20 7425 8955